LPL Investment Holdings Inc.
One Beacon Street
Boston, MA 02108
November 15, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Cc:	Sonia Gupta Barros Kristina Aberg

Re:	LPL Investment Holdings Inc. Registration Statement on Form S-1 (File No. 333-167325)
Dear Ms. Barros:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, LPL Investment Holdings Inc. (the “Company”) hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Wednesday, November 17, 2010 or as soon as possible thereafter. The Company reserves the right to withdraw such request for acceleration at any time prior to 4:00 p.m. Eastern Time on Wednesday, November 17, 2010.
     The Company hereby acknowledges:
(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

(iii)	it is the staff’s position that the Company may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call Julie H. Jones of Ropes & Gray LLP, counsel to the Company, at (617) 951-7294 as soon as the registration statement has been declared effective.
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Sincerely,
LPL INVESTMENT HOLDINGS INC.

By:	/s/ Stephanie L. Brown Name: Stephanie L. Brown
Title: Secretary and Vice-President